Exhibit 99.1

POWERBRIDGE TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

ZHUHAI, China –  November 30, 2022 - Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) (NASDAQ: PBTS), a provider of multi-industry technology solutions, today made an announcement of its unaudited condensed consolidated statements of changes in equity and cash flows for the six months ended June 30, 2022, in addition to unaudited condensed consolidated financial data for the same period announced in the Report on Form 6-K on November 4, 2022.

About Powerbridge Technologies Co., Ltd.

Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) is a provider of multi-industry technology solutions, software applications and services for the global trade industry, IoT platform services as well as intelligent fixtures and devices for smart city operations, supply chain platforms and social livestreaming services for the retail industry, metaverse and smart solutions for the travel and leisure industry, as well as cryptomining and digital asset operations.

Forward Looking Statements

No statement made in this Form 6-K should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this Form 6-K concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our Form 20-F and other filings that we may make with the United States Securities and Exchange Commission in the future. These filings are available at www.sec.gov. Powerbridge may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this Form 6-K. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

	Shares*	Amount	Additional Paid-in Capital	Accumulated deficit	Non-controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance, January 1, 2021	45,777,318	76,296	$100,149,397	$(28,234,492)	$(112,027)	$814,343	$72,693,517
Issuance of shares at market offering	1,626,327	2,711	5,125,766	-	-	-	5,128,477
Conversion of convertible loans	734,617	1,224	1,413,160	-	-	-	1,414,384
Issuance of shares for option exercised	23,954	40	(40)	-	-	-	-
Issuance of shares issued for services	100,000	167	164,110	-	-	-	164,277
Options granted			4,450,911	-	-	-	4,450,911
Capital contribution by non-controlling shareholder	-	-	-	-	93	-	93
Net loss for the period	-	-	-	(8,960,299)	(76,525)	-	(9,036,824)
Foreign currency translation adjustment	-	-	-	-	(1,348)	822,944	821,596
Balance, June 30, 2021	48,262,216	80,438	$111,303,304	$(37,194,791)	$(189,807)	$1,637,287	$75,636,431

Balance, January 1, 2022	56,794,773	$94,660	$117,937,928	$(37,575,834)	$(257,296)	$2,698,884	$82,898,342
Conversion of convertible loans	5,929,838	9,883	2,266,022	-	-	-	2,275,905
Issuance shares for investments	37,080,858	61,803	14,918,192	-	-	-	14,979,995
Issuance of shares for options	47,255	79	429,205	-	-	-	429,284
Options granted	-	-	2,630,758	-	-	-	2,630,758
Disposition of a subsidiary	-	-	-	-	17,320	-	17,320
Net loss for the period	-	-	-	(8,488,933)	(19,490)	-	(8,508,423)
Foreign currency translation adjustment	-	-	-	-	12,574	(3,931,135)	(3,918,561)
Balance, June 30, 2022	99,852,724	$166,425	$138,182,105	$(46,064,767)	$(246,892)	$(1,232,251)	$90,804,620

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

POWERBRIDGE TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(8,508,423)	$(9,036,824)
Adjustments to reconcile net income from operations to net cash used in operating activities:
Depreciation and amortization	1,116,277	931,728
Provision for doubtful accounts	2,039,248	898,645
Share based compensation	3,060,042	4,615,188
Loss from disposal of property and equipment	29,591	311
Deferred tax benefit	(318,048)	(149,970)
Change in fair value of convertible debt	(11,658)	1,493,978
Loss from disposition of a subsidiary	1,048	-
Right of use assets amortization	17,032	-
Accrued interest of convertible debt	-	112,296
Changes in assets and liabilities:
Accounts receivable	1,645,147	(6,846,822)
Accounts receivable-related party	-	(85,181)
Contract costs	-	4,075,816
Prepayments, deposits and other assets	920,424	(310,292)
Inventory	-	(245,965)
Accounts payable	(3,923,572)	(6,288,214)
Accounts payable-related party	(722,193)	-
Accrued expenses and other current liabilities	(80,801)	(1,278,774)
Taxes payable	(21,194)	(66,019)
Deferred revenue	(285,558)	224,165
Customer deposits	16,468	(41,045)
Lease liabilities	(17,524)	-
NET CASH USED IN OPERATING ACTIVITIES	(5,043,694)	(11,996,979)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds (loans to) from third parties	4,212,434	(300,000)
Purchases of property and equipment	(2,525,856)	(1,216,395)
Proceeds from disposal of property and equipment	45,247	62
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,731,825	(1,516,333)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	2,315,136	2,781,985
Repayments of bank loans	(2,778,164)	(2,781,985)
Proceeds from the market offering	-	5,128,477
Proceeds from issuance of convertible note	-	4,970,000
Repayment to related parties	(445,430)	(723,245)
Capital contribution by non-controlling shareholder	-	93
NET CASH (USED IN) PROVIDE BY FINANCING ACTIVITIES	(908,458)	9,375,325

EFFECT OF EXCHANGE RATE CHANGES	(389,040)	116,296

NET DECREASE IN CASH AND RESTRICTED CASH	(4,609,367)	(4,021,691)

CASH AND RESTRICTED CASH - beginning of period	7,056,248	8,389,704

CASH AND RESTRICTED CASH - end of period	$2,446,881	$4,368,013

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$107,814	$216,925
Income taxes	$967	$16,760

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Right of use assets obtained in exchange of lease liabilities	$106,700	$-
Conversion of convertible loans	$2,275,905	$1,414,384

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